Exhibit 99.195

DeFi Technologies Joins US$45M Raise for Boba Network to Unchain Web3 Development on Ethereum

•	The Series A round values the company at US$1.5bn and assembles the brightest minds in Web3 to unlock Ethereum's full potential
•	Notable co-investors include Crypto.com, M13 and Hypersphere

TORONTO, April 5, 2022 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (NEO: DEFI) (GR: RMJR) (OTC: DEFTF), a technology company bridging the gap between traditional capital markets and decentralized finance, today announces that it participated in the $45 million Series A raise for Boba Network, a Decentralized Autonomous Organization (DAO) and next-generation Ethereum Layer-2 Optimistic Rollup scaling solution. The Series A raise values the project at US$1.5bn. The funding will address Ethereum's computational limitations and foster greater functionality for decentralized applications (dApps) through Boba's Hybrid Compute platform.

The round saw notable participation from successful crypto funds such as Hypersphere Infinite Capital, Hack VC, GBV, Sanctor Capital, and Shima Capital, as well as those with strong regional networks like Kinetic Capital, Ghaf Capital, LD Capital, Old Fashion Research, Alphanonce, IOST, and ROK Capital. Other notable investors include the Dreamers VC (Will Smith and Keisuke Honda), M13 (Paris Hilton and Carter Reum), Tony Robbins, Joe Montana, and KSHMR.

Boba's Hybrid Compute brings the power of Web2 on-chain for the first time, allowing smart contracts to call any external Web2 API to execute complex algorithms such as machine learning classifiers, pull in real-world or enterprise data in a single atomic transaction, or sync with the latest state of a gaming engine. Leveraging off-chain compute and real-world data, developers and creators can offer an enriched experience unlike anything else on the market today.

Boba's Optimistic Rollup technology offers lightning fast transactions and fees up to 60x less than Ethereum, all while maintaining Ethereum's robust security and decentralization. Boba also offers fast exits backed by community-driven liquidity pools, decreasing the Optimistic Rollup exit period from days to mere minutes while giving liquidity providers incentivized yield farming opportunities.

Alan Chiu, Boba Network Founder, said: "This fundraise is about building a broad-based alliance to build the Boba ecosystem. Having so many amazing investors demonstrate their confidence in our vision and technology reinforces our belief that what we're building is important and necessary. Hybrid Compute will scale Web3 development, enabling builders to deliver innovative products with greater functionality."

Boba also created one of the first bridges to ferry non-fungible tokens (NFTs) from layer-2 blockchains to Ethereum's layer-1 and vice versa. Typically, when NFTs are minted on a layer-2 blockchain, they remain tied to that particular protocol. Boba's NFT bridge allows NFTs to be moved and traded throughout the Ethereum ecosystem — greatly expanding NFT liquidity.

Diana Biggs, Chief Strategy Officer of DeFi Technologies, said: "Layer 2s are critical to the scalability and usability of Web3 and the Boba Network is arguably one of the most exciting platforms in the space. To bring these improvements whilst maintaining the security and decentralisation of Ethereum is an incredible achievement and they are only just getting started. We're thrilled to be backing Boba and look forward to what's to come!"

Beyond bootstrapping Boba's development, the raise will enable the protocol to invest in Boba ecosystem projects and tap into the combined expertise of some of the biggest names in Web3. Participating investors share in Boba's vision of fostering crypto accessibility and liberating developers who have been restricted by Ethereum computational limitations.

Additional participants include founders of industry stalwarts Quantstamp, Origin Protocol, The Graph, Fractional Art, High Street, ANKR, UMA, Nillion, deBridge, FEI Labs, DoinGud, Utopia Labs, and Sense Protocol; along with crypto exchange giants such as Crypto.com, Huobi, and BitMart.

Learn more about DeFi Technologies and Boba at defi.tech and https://boba.network.

About DeFi Technologies

DeFi Technologies Inc. is a technology company bridging the gap between traditional capital markets and decentralised finance. Our mission is to expand investor access to industry-leading decentralised technologies which we believe lie at the heart of the future of finance. On behalf of our shareholders and investors, we identify opportunities and areas of innovation, and build and invest in new technologies and ventures in order to provide trusted, diversified exposure across the decentralized finance ecosystem. For more information or to subscribe to receive company updates and financial information, visit https://defi.tech/.

About Boba Network

Boba Network is an EVM-equivalent hybrid compute platform built on an optimistic rollup architecture, helping developers build more feature-rich dapps by enabling smart contracts to leverage complex off-chain computations or bring in off-chain data. Boba offers one of the easiest to use blockchain platforms for end users through their multi-token on-ramp, fast exit, and NFT bridge.

Boba is maintained by the Enya team.

For more information, please visit: https://boba.network

Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the Company's participation in the Boba Network's Series A raise; Boba's Hybrid Compute Network and Boba's Optimistic Rollup technology; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".
Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited to the ability of Boba's Hybrid Compute Network and Boba's Optimistic Rollup technology to perform as designed; the growth and development of DeFi and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

All information contained in this press release with respect to DeFi Technologies and Boba Network was supplied by the parties respectively for inclusion herein, and each party and its directors and officers have relied entirely on the other parties for any information concerning the other party. DeFi Technologies has not conducted due diligence on the information provided by Boba Network and does not assume any responsibility for the accuracy or completeness of such information.

THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies, Inc.

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%SEDAR: 00007675E

For further information: Investor Relations, Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), 407-491-4498, Dave@redchip.com; Public Relations, Wachsman PR, defitech@wachsman.com

CO: DeFi Technologies, Inc. CNW 12:00e 05-APR-22